ALTAI RESOURCES INC.
CONSOLIDATED BALANCE SHEETS AS AT SEPTEMBER 30, 2008
(PREPARED BY MANAGEMENT)

	September 30, 2008 (UNAUDITED) $	December 31, 2007 (AUDITED) $
ASSETS		
Current		
Cash and cash equivalents	6,212,124	567,093
Marketable securities (Note 4)	163,040	193,470
Accounts receivable	11,132	4,900
Prepaid expenses	5,695	–
	6,391,991	765,463
Note receivable (Note 5)	546,903	546,903
Investment in subsidiaries (Note 5)	550,626	553,877
Interests in mining properties (Note 6)	901,415	933,959
Natural gas interests (Note 7)	1,847,666	1,705,637
Investment in technology project	1	1
Capital assets	2,740	142
Leasehold improvements	9,122	–
Total Assets	10,250,464	4,505,982
LIABILITIES		
Current		
Accounts payable	16,047	32,315
Current portion of consulting charge payable	35,100	35,100
	51,147	67,415
Consulting charge payable	–	35,100
	51,147	102,515
SHAREHOLDERS' EQUITY		
Share capital (Note 8)	9,420,717	9,538,244
Share purchase warrants (Note 8)	6,406,000	306,000
Contributed surplus (Note 9)	1,269,710	299,730
Deficit	(6,915,482)	(5,832,285)
Accumulated other comprehensive income (Note 10)	18,372	91,778
	10,199,317	4,403,467
Total liabilities and shareholders' equity	10,250,464	4,505,982

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 (UNAUDITED)

	Three months ended September 30		Nine months ended September 30	
	2008	2007	2008	2007
	$	$	$	$
Revenue				
Investment and miscellaneous income	36,512	6,908	65,782	17,956
	36,512	6,908	65,782	17,956
Expenses				
Administrative expenses	11,467	10,944	35,042	42,769
Abandonment and write-offs	–	–	400	–
Prospecting and general	–	111	71	262
Stock-based compensation cost	106,800	–	1,084,800	–
Amortization	610	142	796	427
	118,877	11,197	1,121,109	43,458
Net income (loss) before share of net loss of equity investment	(82,365)	(4,289)	(1,055,327)	(25,502)
Share of net loss of equity investment	(1,895)	(455)	(5,845)	(1,403)
Future Income Taxes	(12,745)	(260)	(22,024)	(1,117)
Net loss	(97,005)	(5,004)	(1,083,196)	(28,022)
Net loss per share – basic and fully diluted (Note 10)	(0.003)	(0.000)	(0.029)	(0.001)
CONSOLIDATED DEFICIT				
Balance, beginning of period	(6,818,477)	(5,903,395)	(5,853,063)	(5,901,154)
Restatement of income tax impact on adoption of accounting standards (Note 9)	–	–	20,777	20,777
Net loss	(6,915,482)	(5,004)	(6,915,482)	(28,022)
Balance, end of period	(6,915,482)	(5,908,399)	(6,915,482)	(5,908,399)

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 (UNAUDITED)

	Three months ended September 30		Nine months ended September 30	
	2008	2007	2008	2007
	$	$	$	$
Operating activities				
Net income (loss)	(97,005)	(5,004)	(1,083,196)	(28,022)
Items not affecting cash				
Share of net loss of equity investment	1,895	455	5,845	1,403
Stock-based compensation cost	106,800	–	1,084,800	–
Future income taxes	12,745	–	22,024	–
Abandonment and write-offs	–	–	400	–
Amortization	610	142	796	427
Decrease (increase) in accounts receivable	15,048	1,035	(6,232)	2,874
Increase in prepaid expenses	–	1,500	(5,695)	1,500
Increase (decrease) in accounts payable	9,128	(42,294)	(16,268)	9,135
Increase (decrease) in consulting charge payable	–	–	(35,100)	(35,100)
Cash provided by (used in) operating activities	49,221	(44,166)	(32,626)	(47,783)
Investing activities				
Interests in mining properties	(2,500)	–	22,100	–
Deferred exploration expenditures	365	(2)	44	(2)
Natural gas interest	3,440	3,794	(197,029)	(183,242)
Sale (purchase) of capital assets	(1,350)	–	(2,914)	–
Leasehold improvement	(9,602)	–	(9,602)	–
Investment in subsidiaries	(33)	(1)	(2,595)	(32)
Cash provided by (used in) investing activities	(9,680)	3,791	(189,996)	(183,276)
Financing activities				
Issue of shares	–	–	(43,800)	–
Share purchase warrants	–	–	6,100,000	–
Contributed surplus	–	–	(114,820)	–
Shares issue costs	–	–	(73,727)	–
Future income tax	–	260	–	1,117
Cash provided by financing activities	5,867,653	260	5,867,653	1,117
Change in cash	39,541	(40,115)	5,645,031	(229,942)
Cash, beginning of period	6,172,583	613,032	567,093	802,859
Cash, end of period	6,212,124	572,917	6,212,124	572,917

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2008

1. Basis of presentation

The interim period consolidated financial statements have been prepared by the Company (without being reviewed by auditors) in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual consolidated financial statements, except where there are changes in accounting policies which have been disclosed in these financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period consolidated financial statements should be read together with the audited consolidated financial statements and the accompanying notes. In the opinion of the Company, its unaudited interim period consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2. Adoption of new accounting standards

a) CICA Section 3862 "Financial instruments – disclosures"

Effective January 1, 2008, the Company adopted this standard which relates to the disclosure of financial instruments. CICA Section 3863 "Financial instruments – presentation" must be adopted at the same time, replacing CICA Section 3861 "Financial instruments – disclosure and presentation".

b) CICA Section 3863 "Financial instruments – presentation"

Effective January 1, 2008, the Company adopted this standard which relates to the presentation of financial instruments. CICA Section 3862 "Financial instruments – presentation" must be adopted at the same time, replacing CICA Section 3861 "Financial instruments – disclosure and presentation".

c) CICA Section 1535 "Capital disclosures"

Effective January 1, 2008, the Company adopted this standard which relates to the disclosure of capital management strategies.

d) CICA Section 3031 "Inventories"

Effective January 1, 2008, the Company adopted this standard which relates to the measurement and disclosure of inventories. The adoption of this standard has no impact on the Company's financial statements for the six months ended June 30, 2008.

3. Management of Capital

The Company's objectives when managing capital are to safeguard its ability to continue as a going concern in order to pursue the development of its oil and gas and mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

In the management of capital, the Company includes the components of shareholders' equity as well as cash and cash equivalents and marketable securities.

To maintain or adjust its capital structure, the Company may attempt to issue new shares, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

The Company's investment policy is to invest its cash in highly liquid short-term interest-bearing investments, such as banker's acceptances, with initial maturity terms of 60 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

4. Marketable securities

The marketable securities include major Canadian bank shares and publicly traded common shares received pursuant to property agreements and are reported in their fair market values as at September 30, 2008 (total cost – $146,463).

5. Investment in subsidiaries

Note receivable is from Altai Philippines Mining Corporation ("Altai Philippines").

The Company has a 40% equity interest in Altai Philippines and has a direct 10% Net Smelter Return (NSR) royalty interest in all properties in which Altai Philippines has an interest. Alternatively, the Company may elect to give up its 10% NSR interest in return for building and owning 80% of the ore processing facilities; in such event, the Company will buy the ore from Altai Philippines by paying a royalty equal to 10% of the direct mining costs of the ore delivered to the processing facilities. Altai Philippines will subsequently have 20% ownership of the processing plant.

In the event that properties are joint-ventured, leased or sold to a third party interest(s), 60% of residual proceeds will accrue to the Company until it recovers its expenditures and outlays and 40% to Altai Philippines. After recovery of the Company's expenditures, proceeds will be shared equally.

The properties of Altai Philippines are Sibuyan Island lateritic nickel-cobalt property, Negros Island sulfur property and Lahuy Island gold property.

In November 2004, Altai Philippines entered into an option agreement with a consortium headed by Sunshine Gold Pty Ltd ("Sunshine") of Australia on Altai Philippines' nickel laterite property on Sibuyan Island ("Sibuyan property"). Under the option agreement, Sunshine, after satisfactory due diligence on the property, would have ninety days from the date of Altai Philippines obtaining approval of the Mineral Production Sharing Agreement (MPSA) application for the property to exercise the option to purchase the Sibuyan property. Sunshine was to fund the expenses for the MPSA application. As at September 30, 2008 and to date, the MPSA application has not yet been approved.

6. Interests in mining properties

	Balance, Beginning of year	Expenditure	Option, Grant and Write off	Balance, End of Period
	$	$	$	$
Property generative				
Property	–	–	–	–
Expenditure	400	–	400	–
Malartic Township, Quebec				
Property	206,211	2,500	35,000	173,711
Expenditure	727,348	743	387[1]	727,704
Total				
Property	206,211	2,500	35,000	181,211
Expenditure	727,748	743	787	727,704
Total	933,959	3,243	35,787	901,415

[1] Grant from the Quebec Government

Malartic Township gold property, Quebec

The Company owns 50% working interest in the Malartic Township gold property of three mining claims totalling 120 hectares (300 acres) in Quebec. The other 50% working interest is owned by the property joint-venture partner, Globex Mining Enterprises Inc. ("Globex"), which names the project "Blackcliff gold property".

Effective September 2007, the Company and Globex (jointly the "Optionors") have optioned 100% interest in the Malartic Township gold property to C2C Gold Corporation Inc. and Animiki Mining Corporation (jointly the "Optionees"). All cash, shares and royalties to be received under the terms of the option agreement are to be shared equally by the Optionors. To September 30, 2008 and to date, C2C paid the Optionors $175,000 cash and 600,000 C2C shares. $200,000 cash and 200,000 shares are due from the Optionees upon each of the second and third anniversaries. $5,000,000 of work must be completed by the end of the fourth year of the option. The Optionors will retain a 3% (three percent) gross metal royalty on any mineral production from the property and a 10% (ten percent) net profits royalty. Upon the sixth anniversary, the Optionees must commence an annual advance royalty payment of $50,000.

7. Natural gas interests

	Balance, Beginning of year	Expenditure	Option and Grant	Balance, End of Period
	$	$		$
a) Sorel-Trois Rivieres property, St. Lawrence Lowlands, Quebec	1,705,637	266,481	72,179 [1]	1,899,939
b) Sept-Iles permit, Quebec North	–	2,727	55,000	(52,273)
Total	1,705,637	265,077	127,179	1,847,666

[1] Grant from the Quebec Government

a) Sorel-Trois Rivieres natural gas property, Quebec

(1) At September 30, 2008, the Company and its joint venture partner in the Sorel-Trois Rivieres natural gas property, Quebec, Petro St-Pierre Inc.,

("PSP"), have seven oil and gas and reservoir permits in the Sorel area, St. Lawrence Lowlands Region, of Quebec, covering 114,252 hectares (282,317 acres).

At the beginning of 2008 the Company owned a 59.40% working interest in the property. As at September 30, 2008 this working interest was 63.52%. PSP had 36.48% working interest at September 30, 2008. Mengold Resources Inc. ("Mengold") holds a 10% net profit interest participation in the Company's future share of net profits of the permit existing at October 27, 1990 after payback from that permit. Mengold's participation is limited to the recovery of its investment carrying value of $259,010.

Altai had 8.03% gross royalty (out of 15% gross royalty) on all net receipts from the permit (#2002PG625) of 13,290 hectares (32,840 acres) that Talisman Energy Canada has 100% working interest.

(2) In June 2008, Altai entered into an agreement with PSP to acquire 100% of the shares of PSP (2,225,060 shares) by issuing 8.2 million Altai common shares and paying approximately $350,000 cash to existing PSP shareholders and assuming PSP debts/liabilities/payable of approximately $250,000.

With the completion of the transaction in early October, Altai now holds 100% interest in the Sorel-Trois Rivieres property and 15% gross royalty in the Talisman Permit #2002PG625. (Please refer to Note 14).

b) Sept-Iles gas property, Sept-Iles, Quebec North

(1) In June 2008, Altai acquired a gas permit of 24,042 hectares (59,408 acres) ("Permit") in the Sept-Iles area, Quebec North Region, which is about 750 km north east of the Sorel-Trois Rivieres oil and gas property.

(2) At the end of July 2008, Altai signed an Earn-in Option Letter of Intent with RJK Explorations Ltd. ("RJK") on the Sept-Iles property for RJK to earn 100% interest in the Permit from Altai, RJK has issued 500,000 RJK shares to Altai at end of August 2008; RJK would have to drill a minimum of 1,200 meters in the Permit within 180 days from signature date of Letter of Intent; Altai and RJK to enter into an option agreement; RJK to issue a further 500,000 shares to Altai if RJK wishes to earn 100% interest in the Permit after drilling; and Altai retains a 15% gross royalty if and when RJK earns 100% interest in the Permit.

8. Share capital, share purchase warrants and options

a) Share Capital

Authorized
An unlimited number of common shares of no par value.

Shares Issued

	No. of shares	Amount $
Balance at December 31, 2006	**28,856,554**	**9,623,560**
Tax benefits renounced – flow-through		(85,316)
Balance at December 31, 2007	**28,856,554**	**9,538,244**
Issued for cash in 2008		
– Private placements common shares (1)	10,200,000	5,180,000
– exercise of warrants (b)	1,800,000	630,000
– exercise of stock options	357,000	131,380
Shares purchase warrant valuation (b)		(6,100,000)
Share issue costs – cash		(73,727)
Stock-based compensation value of options exercised in 2008		114,820
Balance at September 30, 2008	**41,213,554**	**9,420,717**

(1) Between April and May 2008, the Company closed the following three private placements:

a) On April 11, 2008 a non-brokered private placement of 1,200,000 share units at $0.40 per unit made by two investors was closed for gross proceeds of $480,000. Each unit is comprised of one common share and one half share purchase warrant. Each whole warrant entitles the holder to purchase one common share at the price of $0.60 per share expiring April 10, 2010;

b) On April 11, 2008 a non-brokered private placement of 7,000,000 share units at $0.40 per unit made by two institutional investors was also closed. Each unit is comprised of one common share and one half share purchase warrant. Each whole warrant entitles the holder to purchase one common share at the price of $0.65 per share expiring April 10, 2010; and

c) On May 5, 2008 a non-brokered private placement of 2,000,000 share units at $0.95 per unit was closed. Each unit consists of one common share and one half share purchase warrant. Each whole warrant entitles the holder to purchase one common share at the price of $1.25 per share expiring May 4, 2009. The Company paid cash finder's fee of $43,700 for this private placement

(2) At September 30, 2008, there were 219,667 escrowed common shares outstanding.

b) Share purchase warrants

	Expiry date	Number of share purchase warrants	Black–Scholes Value $	Exercise price $
Balance at December 31, 2007	**April 29, 2008**	**1,800,000**	**306,000**	**0.35**
Share purchase warrants exercised in 2008	April 29, 2008	(1,800,000)	(306,000)	0.35
Share purchase warrants issued for common share units private placement (1)	April 10, 2010	600,000	756,000	0.60
Share purchase warrants issued for common share units private placement (2)	April 10, 2010	3,500,000	4,410,000	0.65
Share purchase warrants issued for common share units private placement (3)	May 4, 2009	1,000,000	1,240,000	1.25
Balance at September 30, 2008		**5,100,000**	**6,406,000**	

(1) The share purchase warrants are valued using the Black-Scholes warrant/option pricing model with the following assumptions: Expected life of 2 years, a risk-free interest rate of 5.38%, a volatility of 2,420% and a dividend yield of 0%. The fair value of $756,000 has been recognized in the Company accounts.

(2) The share purchase warrants are valued using the Black-Scholes warrant/option pricing model with the following assumptions: Expected life of 2 years, a risk-free interest rate of 5.38%, a volatility of 2,420% and a dividend yield of 0%. The fair value of $4,410,000 has been recognized in the Company accounts.

(3) The share purchase warrants are valued using the Black-Scholes warrant/option pricing model with the following assumptions: Expected life of 1 year, a risk-free interest rate of 5.25%, a volatility of 2,380% and a dividend yield of 0%. The fair value of $1,240,000 has been recognized in the Company accounts.

c) Options

(1) The 2002 Stock Option Plan which authorizes the Board to grant up to 2,293,000 option shares to directors, officers and employees of the Company or of its subsidiaries is in effect. The options are generally exercisable for up to five years from the date of grant.

The prices of all stock options granted are greater than or equal to the closing fair market value of each common share on the days prior to the options being granted.

At September 30, 2008, there were 753,000 option shares available for future grants.

The following table summarizes share option activities since December 31, 2006:

	Options outstanding	
	Number of shares	Weighted average exercise price
Balance at December 31, 2006	**870,000**	**0.120**
Cancelled	(463,000)	0.100
Balance at December 31, 2007	**407,000**	**0.144**
Cancelled	(50,000)	0.100
Exercised	(357,000)	0.368
Granted	820,000	1.340
Balance at September 30, 2008	**820,000**	**1.181**

The following table summarizes outstanding share options at September 30, 2008:

Number of share options outstanding			Expiry date	Weighted average exercise price
Exercisable	Unexercisable	Total		$
100,000	–	100,000	August 17, 2010	0.150
300,000	–	300,000	April 2, 2013	0.700
100,000	–	100,000	April 14, 2013	1.480
200,000	–	200,000	June 23, 2013	2.420
120,000	–	120,000	September 4, 2013	2.420
820,000	–	820,000		1.181

(2) **Accounting for stock-based compensation cost**

In 2008, the Company recognized $1,084,800 stock-based compensation costs comprising of the following:

(i) $204,000 related to 300,000 vested option shares granted to an officer and two directors with a fair value of $0.68 estimated using the Black Scholes option pricing model and the following assumptions: Expected life of 5 years, a risk-free interest rate of 5.38%, a volatility of 1,260% and a dividend yield of 0%;

(ii) $290,000 related to 200,000 vested option shares granted to two directors with a fair value of $1.45 estimated using the Black Scholes pricing model and the following assumptions: Expected life of 5 years, a risk-free interest rate of 5.38%, a volatility of 2,800% and a dividend yield of 0%; and

(iii) $484,000 related to 200,000 vested option shares granted to two directors with a fair value of $2.42 estimated using the Black Scholes option pricing model and the following assumptions: Expected life of 5 years, a risk-free interest rate of 5.17%, a volatility of 4,740% and a dividend yield of 0%.

(iv) $106,800 related to 120,000 vested option shares granted to a new director (100,000 shares) and a staff (20,000 shares) with a fair value of $0.89 estimated using the Black Scholes option pricing model and the following assumptions: Expected life of 5 years, a risk-free interest rate of 5.06%, a volatility of 1,680% and a dividend yield of 0%.

9. Contributed surplus

	2008	2007
	$	$
Balance, beginning of year	299,730	139,730
Stock-based compensation cost	1,084,800	–
Stock-based compensation value of options exercised	(114,820)	–

Balance, end of period	**1,269,710**	**139,,730**

10. Accumulated other comprehensive income

	2008 $	2007 $
Balance, beginning of year	91,778	–
Restatement of increase in unrealized gain on available-for-sale marketable securities, net of taxes of $20,777	–	94,269
Balance, beginning of year – as restated	91,778	94,269
Other comprehensive loss during the period – unrealized loss on available-for-sale marketable securities, net of taxes recovered of $22,024	(73,406)	(5,068)
Balance, end of period	18,372	89,201

11. Earnings (loss) per share

Basic net earnings (loss) per share is calculated by dividing the net earnings (loss) by the weighted average number of shares outstanding during the period. Diluted net earnings (loss) per share is calculated by dividing the net earnings (loss) by the sum of the weighted average number of shares outstanding and all additional shares that would have been outstanding if potentially dilutive securities had been issued during the period.

The following table sets forth the computation of basic and diluted loss per share:

	2008 $	2007 $
Numerator		
Net loss for the period – basic and diluted	(1,083,196)	(28,022)
Denominator		
Weighted average number of shares – basic	37,697,767	28,856,554
Effect of dilutive shares		
Stock options	538,142	407,000
Warrants	3,627,049	2,800,000
Compensation options	–	266,000
Weighted average number of shares – diluted	41,862,958	32,329,554
Basic and diluted net loss per share (1)	(0.029)	(0.001)

(1) Due to the loss in the period, the diluted weighted average number of shares used to calculate the diluted net loss per share is the same as the basic weighted average number of shares as the inclusion of outstanding share options and warrants would be anti-dilutive.

12. Related party transactions

a) Consulting services were provided by two officers. Fees for such services amounted to $36,000 (2007 – $33,000). These fees have been allocated to administrative expenses ($1,400) and resource properties ($34,600).

b) The fourth instalment ($35,100) of the $175,500 consulting charge payable in equal instalments over 5 years to an officer of the Company per agreement signed in 2004, had been paid in the first quarter of 2008.

13. Office rental lease

The Company has a 5 year office lease starting from July 1, 2008. The basic rent per month is $1,218 and the additional rent for 2008 is approximately $1,629 per month. The lease includes a 12 months Rent Free Period spread over the first three years of the lease.

14. Subsequent event

In early October 2008, the Company completed its acquisition of Petro St-Pierre Inc. ("PSP") issuing 8,200,000 common shares to PSP's former shareholders and made aggregate cash payments of approximately $350,000 and assumed approximately $250,000 of PSP's debts.

With this strategic acquisition of PSP, Altai owns 100% interest in the Sorel-Trois Rivieres natural gas property of a vast contiguous land package 114,252 hectare (282,317 acres) in the heart of the St. Lawrence Lowlands Shale Gas Fairway among the junior public companies. In addition the Company has 15% gross royalty in a permit of 13,290 hectares (33,000 acres) now held by Talisman Energy Canada in the same area.

ALTAI RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 **Dated November 5, 2008**

The selected consolidated financial information set out below and certain comments which follow are based on and derived from the unaudited consolidated financial statements of Altai Resources Inc. (the "Company" or "Altai") for the nine months ended September 30, 2008 and should be read in conjunction with them. Some of the items discussed in the Management's Discussion and Analysis for the year ended December 31, 2007 ("2007 Annual MD&A") dated April 14, 2008 are relevant for the period under review and therefore readers are advised to read this with the 2007 Annual MD&A.

Additional information relating to the Company is available on SEDAR at www.sedar.com and on Altai's website at www.altairesources.com.

FORWARD LOOKING STATEMENTS

This discussion includes forward-looking statements and assumptions respecting the Company's strategies, future operations, commodity prices and discusses certain issues, risks and uncertainties that can be expected to impact on any of such matters.

By their nature, forward-looking statements are subject to numerous risks and uncertainties that can significantly affect future results. Actual future results may differ materially from those assumed or described in such forward-looking statements as a result of the impact of issues, risks and uncertainties whether described herein or not, which the Company may not be able to control. The reader is therefore cautioned not to place undue reliance on such forward-looking statements.

The Company disclaims any intention or obligation to update or revise these forward-looking statements, as a result of new information, future events or otherwise.

OVERVIEW

The Company is a junior natural resource exploration company with its properties in Canada and the Philippines and at the present time does not have a producing natural resource property.

1) Altai's properties in Canada, all in the Quebec Province as following, were maintained in good standing as at September 30, 2008 and to date–

a) the 50% owned Malartic gold property (named "Blackcliff gold property" by property joint-venture partner), Val d'Or of 3 claims of 120 hectares (300 acres),
b) the 63.52% owned as at September 30, 2008 **(100% owned as of October 8, 2008 upon the completion of the acquisition of Petro St-Pierre Inc. ("PSP")) Sorel-Trois Rivieres natural gas property, St. Lawrence Lowlands,** of 7 oil and gas and reservoir permits **of 114,252 hectares (282,317 acres)** (excluding the permit of 13,290 Ha (32,840 acres) in which Talisman Energy Canada has 100% working interest and Altai had 8.03% gross royalty as at September 30, 2008 (15% gross royalty post acquisition of PSP), and
c) the 100% owned Sept-Iles gas property, Sept-Iles, of 24,042 hectares (59,408 acres).

2) Malartic gold property, Quebec

Effective September 2007, the Company and Globex Mining Enterprises Inc. ("Globex") (jointly the "Optionors") have optioned 100% interest in the Malartic gold property to C2C Gold Corporation Inc. ("C2C") and Animiki Mining Corporation (jointly the "Optionees"). All cash, shares and royalties to be received under the terms of the option agreement are to be shared equally by the Optionors. To date C2C has paid the Optionors $175,000 cash and 600,000 C2C shares. $200,000 cash and 200,000 shares are due from the Optionees upon each of the second and third anniversaries. $5,000,000 of work must be completed by the end of the fourth year of the option. The Company and Globex will retain a 3% (three percent) gross metal royalty on any mineral production from the property and a 10% (ten percent) net profits royalty. Upon the sixth anniversary, the Optionees must commence an annual advance royalty payment of $50,000.

In 2008, the Optionees drilled 4,055 meters at the near surface extension of the No. 2 gold vein zone of the property (where a historical non NI 43-101 compliant resource of 222,433 tonnes grading 7.06 g/t Au was reported in 1988) and reported that numerous shallow mineralized intersections of significant grade and/or thickness were encountered.

3) Sorel-Trois Rivieres natural gas property, St. Lawrence Lowlands, Quebec

a) As at September 30, 2008, Altai owned 63.52% of the Sorel-Trois Rivieres natural gas property ("Property") of 7 oil and gas and reservoir permits of 114,252 hectares (282,317 acres), and 8.03% gross royalty in the permit of 13,290 Ha (32,840 acres) in which Talisman Energy Canada ("Talisman") has 100% working interest ("Talisman Permit") and which is contiguous to the Altai permits.

Effective October 8, 2008, with the completion of the acquisition of Petro St-Pierre Inc.("PSP" and Altai's minority joint venture partner in the Property before the acquisition by Altai), Altai owns 100% of the Property and 15% gross royalty in the Talisman Permit

The test well Talisman drilled in the Talisman Permit has good Utica shale gas showings.

(i) In the first quarter of 2008 Altai carried out a seismic reflection survey of five lines aggregating to 12.5 kilometers in the Property orientated to deep gas targets. The survey was carried out along roads. Some of the lines were difficult to interpret due to different reasons. Based on the Consultant 's report:
(1) The collapse zone (sag) at the top of Trenton Formation is reconfirmed.
(2) From bottom to stratigraphically higher horizons Potsdam, Beekmantown Group, Chazy, Black River, Trenton, Utica and Lorraine Formations can be mapped by seismic reflection.
(3) The survey shows fracturing and lateral facies changes in the Utica and Lorraine Shales and in the Trenton Formation.

These results suggest that exploration targets can be mapped (hence their depths can be determined) by seismic surveys to aid in budgeting the drilling programs.

(ii) On April 1, 2008, **Forest Oil Corporation**, a US oil and gas company, announced in its press release a significant gas discovery in the Utica shale of the St. Lawrence Lowlands:

QUOTE
"Over the last two years, Forest has accumulated approximately 269,000 net acres, under lease or farmout, in the St. Lawrence Lowlands in Quebec, Canada. Two vertical pilot wells were drilled in 2007, testing the Utica Shale, to a total depth of approximately 4,800 feet. Production rates tested up to 1 Million cfe/d. Although the play is still in the early stages, Forest believes the initial results are encouraging due to the following factors:
- Shallow depth of the shale
- Rock properties are comparable to other more established shale plays
- High-quality natural gas with minimal impurities
- Infrastructure in place with nearby access to major pipelines
- Premium natural gas pricing to NYMEX makes the economics compelling
Forest plans to drill three horizontal wells in 2008 to refine its drilling and completion techniques............................ First production is expected in 2009 with the potential for a full scale drilling program in 2010 and beyond."
UNQUOTE

The Utica shales in the Altai permits are partly within the shallow platform, less than 750 meters deep, and partly within the deep platform, 1,250 – 2,500 meters. In the Company's permits, most of the gas in Utica shale is expected to be thermogenic gas with minor biogenic component.

The Utica shales are overlain by much thicker Lorraine shales, the gas potential of which were not, to date, discussed much, but are prospective for gas.

(iii) The main carbonate gas target in Altai's Property is the Trenton-Black River which is expected to underlie the entire property. One major deep exploration target (at depth of about 800 meters) has been delineated. The target is a NE trending fault zone 34 kilometers long averaging one kilometer in width, all on land. The zone appears as a depression (a graben) at the top of Trenton formation of Ordovician age at a depth of about 750 meters. The depression is interpreted by Paul Laroche, Consultant Geologist-Geophysicist, to have been caused by hydrothermal dolomitization of fractured limestones (hydrothermal dolomite reservoir facies). Targets in similar geological setting along former shoreline of Cambro-Ordovician craton have produced large quantities of gas and oil in Ohio, Michigan, New York State, West Virginia and elsewhere in the Appalachians. In addition to the Trenton formation, the stratigraphically lower Chazy, Beekmantown and Potsdam formations have gas showings elsewhere in the Appalachians. Such targets are long and narrow. Altai's deep gas target zone may extend for another 20 kilometers to the SW, all in Altai's permits.

When the consulting report was done (2004) no attention was paid to the gas potential of Utica and the overlying Lorraine formations.

In their report dated May 2, 2008 Fraser Mackenzie analysts estimated the recoverable resource potential of Altai gas permits (excluding gross royalty in Talisman permit) at 953 Bcf and unrisked Potential Net Asset Value per share at $44.44.

Altai's land package is adjacent and central to the properties of Gastem Inc., Questerre Energy Corporation and Junex Inc most of which are optioned either to Forest Oil or Talisman Energy. The underlying prospective Utica Shale extends onto Altai's property.

b) On October 8, 2008, Altai completed the acquisition of 100% of the outstanding 2,225,060 shares of Petro St-Pierre Inc. ("PSP"), a private company, the minority joint venture partner of the Altai Property, by issuing 8.2 million Altai common shares and paying cash of approximately $350,000 to the former PSP shareholders and assuming PSP's debt of approximately $250,000. Before the transaction closing, PSP held 36.48% interests (as at September 30, 2008) in the Property and 6.97% gross royalty in the Talisman Permit.

Upon the completion of this transaction on October 8, 2008, Altai Resources Inc. holds 100% interest in the largest uncommitted (not farmed-out) contiguous land block of 282,317 acres (among the junior public companies) in the heart of the St. Lawrence Lowlands Utica Shale Gas Fairway. Including the gross royalty in the Talisman Permit, the Company holds varying interests in a land package consisting of **315,000 acres located about 2 km west of the Forest Oil Corporation discovery wells in the St. Lawrence Lowlands.**

(iv) Development of a gas storage site or sale of storage rights is also an important aim of the Sorel-Trois Rivieres property for Altai.

4) Sept-Iles Gas Property, Sept-Iles, Quebec North

(1) In June 2008, Altai acquired a gas permit of 24,042 hectares (59,408 acres) ("Permit") at Sept-Iles, Quebec North which is approximately 750 km north-east of the Company's Sorel-Trois Rivieres gas property.

The Permit covers a gas well drilled in 1970 that encountered gas in recent sediments at a depth of 270 feet (90 meters) and was plugged and abandoned. As the underlying rocks are part of the Canadian Shield, the gas is probably seepage gas from Paleozoic Sediments under the St. Lawrence estuary.

(2) At end of July, 2008 Altai signed an Earn-in Option Letter of Intent (the "Letter of Intent") with RJK Explorations Ltd. ("RJK") on this Permit. Terms for RJK to earn 100% interest in the Permit from Altai include:

– RJK to issue 500,000 common shares to Altai upon signature of Letter of Intent. RJK has issued those shares to Altai;
– RJK to drill a minimum of 1,200 meters in the Permit within 180 days from signature date of Letter of Intent;
– RJK to issue a further 500,000 shares to Altai if RJK wishes to earn 100% interest in the Permit after drilling; and
– Altai retains a 15% gross royalty if and when RJK earns 100% interest in the Permit.

5) Altai Philippines Mining Corporation ("Altai Philippines")

The Company has a 40% equity interest in Altai Philippines Mining Corporation ("Altai Philippines") and has a direct 10% Net Smelter Return (NSR) royalty interest in all properties in which Altai Philippines has an interest. Alternatively, the Company may elect to give up its 10% NSR interest in return for building and owning 80% of the ore processing facilities; in such event, the Company will buy the ore from Altai Philippines by paying a royalty equal to 10% of the direct mining costs of the ore delivered to the processing facilities. Altai Philippines will subsequently have 20% ownership of the processing plant.

In the event that properties are joint-ventured, leased or sold to a third party interest(s), 60% of residual proceeds will accrue to the Company until it recovers its expenditures and 40% to Altai Philippines. After recovery of the Company's expenditures, proceeds will be shared equally.

The properties of Altai Philippines are Lahuy Island gold property, Negros Island sulfur property and Sibuyan Island lateritic nickel-cobalt property, all in the Philippines.

i) The Company and Altai Philippines intend to sell or option the Negros Island sulfur property.

ii) As at September 30, 2008 and to date, the option agreement that Altai Philippines signed with a consortium headed by Sunshine Gold Pty Ltd. of Australia in late 2004 for the sale of Altai Philippines' lateritic nickel-cobalt property on Sibuyan Island, has not yet closed as the Mineral Production Sharing Agreement application for the property has not yet been approved.

ADOPTION OF NEW ACCOUNTING POLICIES

a) CICA Section 3862 "Financial instruments – disclosures"
Effective January 1, 2008, the Company adopted this standard which relates to the disclosure of financial instruments. CICA Section 3863 "Financial instruments – presentation" must be adopted at the same time, replacing CICA Section 3861 "Financial instruments – disclosure and presentation".

b) CICA Section 3863 "Financial instruments – presentation"
Effective January 1, 2008, the Company adopted this standard which relates to the presentation of financial instruments. CICA Section 3862 "Financial instruments – presentation" must be adopted at the same time, replacing CICA Section 3861 "Financial instruments – disclosure and presentation".

c) CICA Section 1535 "Capital disclosures"
Effective January 1, 2008, the Company adopted this standard which relates to the disclosure of capital management strategies.

d) CICA Section 3031 "Inventories"
Effective January 1, 2008, the Company adopted this standard which relates to the measurement and disclosure of inventories. The adoption of this standard has no impact on the Company's financial statements for the six months ended June 30, 2008.

OUTLOOK FOR 2008 AND BEYOND

The balance of the proceeds from the flow-through share units private placement made in late 2006 has provided funds for the Company to carry out targeted exploration work on its oil and gas and reservoir permits for the January-February 2008 work program, whereas the proceeds from the common share units private placement made at the same time, together with the cash payments received in 2008 from the option of the Marlatic gold property, increase the general working capital of the Company.

In April and May 2008, the Company has raised a total of $5.853 million consisting of $5.18M from three private placements (including $2M made by Sprott Asset Management Inc. and $0.8M by MMCAP International Inc SPC), $630,000 from exercise of share purchase warrants, and $131,380 from exercise of stock options. These funds significantly boost the Company's general working capital and enabled Altai to pay for the cash portions totalling $600,000 (cash to former PSP shareholders and payment of PSP's debts) of the consideration in acquiring Petro St-Pierre Inc. for its minority interest in the Sorel-Trois Rivieres gas property.

Impact of the current global financial crisis and volatile and uncertain times on the Company are as following:

1. Due to general market conditions, the share price of the Company has decreased dramatically. Therefore any financing to be done for work for projects, if any at all, in the near future will have a bigger dilution factor on the share capital of the Company. Financings are much more difficult to come by (to all companies) and the Company will be more reluctant to do financings at lower share prices. Financing for any exploration or development of projects may be temporarily affected and take longer time to complete.
2. As major oil and gas companies are equally affected by the economic downturn, they become more reluctant to commit and take on new projects or joint ventures at present.
3. The combination of the above two factors will temporarily slow down the Company's process in deciding on the mode of development of the Sorel-Trois Rivieres gas property. However we believe that in the long run, if and when oil and gas are proven in Quebec and in Altai's Property, our Property will be in a much more favourable position compared to projects in much more remote parts of North America due to its proximity to the TransCanada Pipelines and the user markets.
4. It affects the cash investment strategy of the Company. Preservation of the capital takes top priority. The Company invests only in Grade AAA and above short term papers despite the lower yields compared to those offered by the more risky papers. It is anticipated that the interest income generated in the fourth quarter of the year will decrease due to the decreasing interest rates.
   The Company owns major bank shares and common shares issued by its property optionees. The value of all these marketable securities has decreased dramatically at present. But such investment makes up only a small portion of the investment of the Company.
   As such, the Company's investment is liquid and reasonably safe.
5. Since Altai does not have any long term debt nor committed capital expenditures, has relatively low administration expenses and liquid investment, the Company will have no liquidity issues.

Over the next twelve months, the Company's efforts will remain focused on exploring and developing the Sorel-Trois Rivieres natural gas property in the St. Lawrence Lowlands, which has been significantly enhanced by Forest Oil's discovery referred to in their press release of April 1, 2008.

OVERALL PERFORMANCE AND RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

a) For the first nine months of 2008, the Company had a net loss of $1,083,196 including its share ($5,845) of the net loss of equity investment in Altai Philippines. The big loss was mainly due to the stock-based compensation cost (a non-cash item) of $1,084,800 recorded in the second and third quarters. The administration expenses remained low at $11,467 for the period which was covered by the investment income of $36,512.

b) In the first quarter of 2008, the major sources of funding for the Company's exploration work in the Sorel-Trois Rivieres natural gas property, and the fourth installment payment of a long term consulting charge payable mainly came from the proceeds of the 2006 flow-through share units and the common share units private placements.

The $5.9 million proceeds from the 3 private placements and exercise of share purchase warrants and stock options done in the second quarter of the year boost significantly the general working capital of the Company and funds for exploration of Altai's properties, and helped in the Company's payment of the cash portions of the consideration for the acquisition of PSP.

c) The marketable securities held by Altai comprising mostly of Canadian major bank shares denominated in Canadian currency, are liquid but have decreased further in value in the first nine months of 2008.The 300,000 common shares of C2C Gold Exploration Inc. received per Malartic gold property agreement and the 500,000 RJK Explorations Ltd. shares received per Sept-Iles gas property option have also decreased in their market values as at September 30, 2008. All shares have been adjusted to their fair market values as at September 30, 2008.

DISCLOSURE CONTROLS

Disclosure controls and procedures are designed to provide reasonable assurance that material information is generated and reported to management, including the President and the Secretary-Treasurer, as appropriate to permit timely decisions and to permit timely and accurate public disclosure.

Management, including the President and the Secretary-Treasurer, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of September 30, 2008. Based on this evaluation, the President and the Secretary-Treasurer have concluded that the Company's disclosure controls and procedures, as defined in Multilateral Instrument 52-109 (Certification of Disclosure in Issuers' Annual and Interim Filings), are effective to ensure that information required to be disclosed in reports filed or submitted by the Company under applicable Canadian Securities Legislation is recorded, processed, summarized and reported within the time limits specified in such rules.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The President and the Secretary-Treasurer of the Company are responsible for designing and continually maintaining and reviewing internal controls over financial reporting or causing them to be designed and maintained under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles.

The President and the Secretary-Treasurer have evaluated whether there were changes to its internal controls over financial reporting during the nine months ended September 30, 2008 that have materially affected, or that are reasonably likely to materially affect its internal controls over financial reporting. No such changes were identified through their evaluation.

OUTSTANDING SHARES

As of November 5, 2008, the Company's share capital is as following:

	Basic	Weighted average
Issued and outstanding common shares	49,413,552	39,602,138
Stock options	820,000	538,142
Warrants	5,100,000	3,627,049
Common shares fully diluted	55,333,552	43,767,329

Form 52-109F2

Certification of Interim Filings

I, Niyazi Kacira, the President and Chief Executive Officer of Altai Resources Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of **Altai Resources Inc.**, (the issuer) for the interim period ending September 30, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 7, 2008

"Niyazi Kacira"

Signature
President and Chief Executive Officer

Form 52-109F2

Certification of Interim Filings

I, Maria Au, the Secretary-Treasurer of Altai Resources Inc., certify that:

1 I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of **Altai Resources Inc.**, (the issuer) for the interim period ending September 30, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 7, 2008

"Maria Au"

Signature
Secretary-Treasurer

END